Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

April 14, 2011

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           DNA Brands, Inc.
Amendment No. 2 to Form S-1;
SEC File No. 333-171177

Dear Mr. Koduri:

Filed electronically on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of March 3, 2011. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All page references refer to the filed Amendment.

General

Comment No. 1

The Amendment contains revised disclosure consistent with the staff’s comment.  See page 17.

Selling Stockholders
(page 15)

Comment No. 2

The table in this section of the Prospectus has been revised to include the disclosure requested.  See page 15.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 25)

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission

Executive Compensation
(page 43)
Comment No. 3

The public relations firm no longer provides service to the Registrant.  As such, this disclosure has been deleted from the Prospectus.

Comment No. 4

Footnote 4 to the Summary Compensation Table has been included in the Amendment.  This footnote provides the requested disclosure.  See page 42.

Comment No. 5

The Summary Compensation Table includes all information relevant to the Registrant’s fiscal year ended December 31, 2010.  See page 42.

Exhibits and Financial Statement Schedules

Comment No. 6

All of the relevant exhibits have been filed, either in the Registrant’s Form 10-K for the fiscal year ended December 31, 2010, or in the Amendment.

Financial Statements

Comment No. 7

The Amendment contains updated financial statements for the fiscal year ended December 31, 2010.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of April __, 2011, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to said date to confirm that you agree and thereafter, file a request for acceleration of effectiveness.

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.